Mycocycle, Inc.

ANNUAL REPORT

505 S. Weber Rd. Unit #309
Bolingbrook, IL 60490
262-573-4380
www.mycocycle.com

This Annual Report is dated June 8, 2026.

BUSINESS

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Mycocycle was organized in October 2018 as an LLC. Treatment methodologies were progressed through advanced testing. Next steps were to proceed with the development of the process to patent filings. Our corporate counsel suggested the incorporation of the organization as a protection for intellectual property and trade secrets. Therefore, in June 2020, Mycocycle converted from an LLC to a C-Corp as a means to be able to raise funds to support the on-going development of the company. Recognizing that C-Corp formation is a more desirable structure for investment than the previous structure allows Mycocycle to move more expediently through opportunities for funding consideration.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Seed funds for research and development
Date: October 12, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: SAFE Instruments
Type of security sold: Convertible Security (SAFE)
Final amount sold: $2,351,180.20
Number of Securities Sold: N/A (SAFEs convert to equity upon qualified financing event)
Use of proceeds: Operations, research and development, and working capital
Date: Various (approximately 2020–2023)
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock (Regulation CF)
Type of security sold: Equity
Final amount sold: $507,773.00
Number of Securities Sold: 307,473
Use of proceeds: Operations, research and development, and working capital
Date: November 30, 2020 (offering opened) — September 29, 2021 (offering closed)
Offering exemption relied upon: Section 4(a)(6) — Regulation Crowdfunding via StartEngine Capital, LLC

Name: Series Seed and Series Seed-3 Preferred Stock
Type of security sold: Equity
Final amount sold: $3,599,994.38
Number of Securities Sold: 2,864,838 (cash investors); 5,899,964 total shares including SAFE conversion shares (SSP1: 583,982 + SSP2: 2,451,144)
Use of proceeds: Operations, commercialization of products and services, research and development, and working capital
Date: March 8, 2024 (first sale) — July 2024 (final close)
Offering exemption relied upon: Rule 506(b) under Regulation D

Name: Series Seed-4 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,999,997.19
Number of Securities Sold: 2,402,708

Use of proceeds: Operations, commercialization of products and services, research and development, and working capital
Date: August 15, 2025 (first sale)
Offering exemption relied upon: Rule 506(b) under Regulation D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:
Since its inception, the Company has relied on a combination of equity financing, SAFE instruments, Regulation CF crowdfunding, and grant funding to support operations. As of December 31, 2025, the Company generated revenues of $499,165, compared to $619,943 in 2024, reflecting a shift in project timing within the Company's Remediation Focused Services segment. The Company continues to generate negative cash flow from operations and recorded a net loss of $3,675,584 in 2025, compared to a net loss of $2,629,622 in 2024. The increase in net loss reflects continued investment in personnel, equipment, and infrastructure to support the Company's commercial scaling efforts. During 2025, the Company raised approximately $3,000,000 through the issuance of Series Seed-4 Preferred Stock to accredited investors. During the next twelve months, Mycocycle intends to fund its operations through its planned preferred equity financing round expected to close approximately June 25, 2026 (estimated $1,000,000–$2,000,000), continued revenue from remediation services and MycoFill product sales, and non-dilutive grant funding where available. If the Company cannot secure adequate additional capital, it may be required to curtail or cease operations. Based on current cash position and the anticipated close of the planned financing round, the Company believes it can continue operations for approximately twelve months from the date of this filing.

Foreseeable major expenses based on projections:
Major expenses for the coming fiscal year include, but are not limited to, the following:

Personnel costs (the Company employed 8 full-time employees as of December 31, 2025, and currently has 10 employees as of the date of this filing)
Equipment and facility leases (approximately $126,602 annually for equipment; facility lease renewed on an annual basis)
Continued research and development for mycoremediation processes and MycoFill product optimization
Business development and commercialization activities to expand the customer and partner pipeline

IP protection, patent filings, and maintenance
Scaling of treatment operations and logistics to support growing demand in the construction and demolition waste sector

Future operational challenges:
Scaling the Company's remediation operations across multiple waste streams while maintaining treatment quality and throughput remains the primary operational challenge. The Company has made meaningful progress commercializing both its Remediation Focused Services and MycoFill product lines, but continues to invest in process development, equipment, and talent. Key operational challenges include: (i) increasing treatment capacity to meet growing inbound customer demand; (ii) the specialized nature of mycology operations requiring trained personnel; (iii) managing equipment procurement and facility expansion to support scale; and (iv) coordinating service delivery across multiple client sites. The Company also navigated a leadership transition in 2025 and is focused on executing under its current management structure as it enters a critical commercial growth phase.

Future challenges related to capital resources:
The speed of the Company's commercial scaling remains directly correlated to access to capital resources. In 2025, the Company successfully raised approximately $3,000,000 through the issuance of Series Seed-4 Preferred Stock, which supported ongoing operations and growth investment. Compared to 2024, when the Company raised approximately $3,600,000 in Series Seed and Series Seed-3 Preferred Stock, the 2025 capital was directed more toward commercialization and operational headcount than early-stage R&D. Looking ahead to 2026, the Company is pursuing an additional preferred equity financing round of $1,000,000–$2,000,000, expected to close on or about June 25, 2026. The Company also continues to pursue non-dilutive grant funding from federal, state, and private sources to support R&D activities. A delay or failure to close the anticipated 2026 round could slow the pace of commercial expansion and reduce the Company's runway.

Future milestones and events:
Key milestones for 2026 include: (i) closing the planned preferred stock financing round by June 25, 2026; (ii) growing the pipeline of contracted remediation partnerships with clients in the construction and demolition waste, roofing, and industrial sectors; (iii) continued commercialization and sales of MycoFill products; (iv) establishing additional regional treatment capacity to support geographic expansion; and (v) achieving revenue growth relative to 2025 by securing multi-year treatment contracts with defined minimum tonnage commitments. Securing minimum volume commitments from anchor clients will allow the Company to establish more definitive revenue forecasts and support its path toward revenue-positive operations. The Company's long-term objective remains treating meaningful tonnage of waste that would otherwise enter landfill, with revenue growth driven by both service contracts and product sales as the business matures.

Description of transactions since the beginning of fiscal year 2025 in which the amount involved exceeds 5% of the aggregate amount of capital raised:

The aggregate amount raised in the Company's Regulation CF offering is $507,773. Five percent (5%) of this amount is approximately $25,389.

Series Seed-4 Preferred Stock Offering (Regulation D, Rule 506(b)): During 2025, the Company raised approximately $2,999,997 through the sale of 2,402,708 shares of Series Seed-4 Preferred Stock to accredited investors. The first sale occurred on August 15, 2025. Proceeds were used for operations, research and development, commercialization activities, and working capital. This offering was made pursuant to an exemption from registration under Rule 506(b) of Regulation D and was reported on Form D filed with the SEC on August 27, 2025 (file no. 021-556008).

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 1085059.

Debt

As of December 31, 2025, the Company has total outstanding debt of $500,000, consisting of a non-interest-bearing promissory note payable to The Jones Lang LaSalle Foundation. The note matures on the earliest of: (i) July 15, 2027; (ii) the date the Company's annual revenue exceeds $5,000,000; or (iii) the date the Company receives additional grants or investment exceeding $5,000,000 in the aggregate. The Company has no short-term debt obligations as of December 31, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joanne Rodriguez
Joanne Rodriguez's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 2018 — Present
Responsibilities: Member of the Board of Directors.

Positions previously held with the issuer:

Position: President; Secretary and Treasurer
Dates of Service: October 2018 — September 2025
Responsibilities: Led company operations and strategy as founder and Chief Executive Officer. Formally separated from all operational roles in September 2025.

Other business experience in the past three years:

None

Name: Colin Litow
Colin Litow's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Chief Executive Officer; Director
Dates of Service: September 15, 2025 — Present
Responsibilities: Primary responsibilities include leading overall company strategy, operations, fundraising, and commercial growth.

Positions previously held with the issuer:

Position: Chief Operating Officer, VP of Products & Operations
Dates of Service: November 2023 — September 14, 2025
Responsibilities: Oversaw day-to-day operations and business development.

Other business experience in the past three years:

None

Name: Alyssa Bryan
Alyssa Bryan's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:

Position: Director
Dates of Service: February 2024 — Present
Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

Employer: Closed Loop Partners Title: Investor
Dates of Service: 2022 — Present
Responsibilities: Investment and advisory activities in the circular economy sector

Name: Barbara Mitchell
Barbara Mitchell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Secretary
Dates of Service: June 2024 — Present
Responsibilities: Records and directs correspondence for Mycocycle, Inc.

Other business experience in the past three years:

None

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Voting Stock
Name: Joanne Rodriguez
Amount: 3,166,666 (direct)
Percent of class: 100%

RELATED PARTY TRANSACTIONS

There are no related party transactions at this time

OUR SECURITIES

The Company has authorized Common Stock and Non-Voting Common Stock.
Common Stock

Authorized: 17,000,000
Outstanding: 3,166,666
Voting Rights: 1 vote per share

Non-Voting Common Stock

Authorized: 594,286

Outstanding: 307,473

What it means to be a minority holder

As a minority holder of Mycocycle, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $945,455 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Mycocycle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our mycoremediation. Delays or cost overruns in the development of our Mycocycle process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is

possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Mycocycle, Inc. was formed on October 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycocycle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Any significant disruption in service on Mycocycle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycocycle could harm our reputation and materially negatively impact our financial condition and business.

Risk of Recycling Operations

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.
RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
 Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company.
 We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products and help them implement sustainability initiatives as part of their marketing objectives. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks.
 There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Mycocycle, Inc.

By /s/ Colin Litow

Title: CEO

By /s/ Colin Litow

Name: Colin Litow
Title: CEO

By /s/ Colin Litow

Name: Colin Litow
Title: CEO

By /s/ Alyssa Bryan

Name: Alyssa Bryan
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Mycocycle, Inc.

Balance Sheet

As of Dec 31, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
Assets												
Current Assets												
Bank Accounts												
Bank of America Checking (3558) (deleted)	7,287.22	6,768.19	5,418.19	4,733.01	4,517.83	8,267.83	31.20	14.01	-15.94	-0.00	-0.00	-0.00
Mercury Checking (0885)	107,974.31	102,027.91	351,789.41	165,366.28	429,361.59	302,284.33	94,614.69	71,336.52	110,981.81	162,749.76	186,492.37	222,571.04
Mercury Savings (8156)	400,004.10	200,004.46	4.68	4.75	4.75	4.75	4.75	900,003.80	650,004.25	350,004.86	100,005.27	5.43
SVB Checking *7872	72,058.56	83,858.10	85,008.94	103,200.74	22,149.06	53,488.94	96,001.89	119,722.37	76,785.03	150,450.73	83,115.39	193,696.99
SVB MMA *7887	966,319.78	869,214.20	503,543.32	372,510.33	273,529.91	192,973.98	188.96	812,882.28	523,119.07	1,063,692.58	1,066,676.43	668,785.95
Total for Bank Accounts	**1,553,643.97**	**1,261,872.86**	**945,764.54**	**645,815.11**	**729,563.14**	**557,019.83**	**190,841.49**	**1,903,958.98**	**1,360,874.22**	**1,726,897.93**	**1,436,289.46**	**1,085,059.41**
Accounts Receivable												
Accounts Receivable (A/R)	34,813.32	8,500.00	118,100.00	125,820.00	63,350.00	59,600.00	68,080.00	69,576.60	69,576.60	67,080.00	69,367.92	74,367.92
Total for Accounts Receivable	**34,813.32**	**8,500.00**	**118,100.00**	**125,820.00**	**63,350.00**	**59,600.00**	**68,080.00**	**69,576.60**	**69,576.60**	**67,080.00**	**69,367.92**	**74,367.92**
Other Current Assets												
Inventory Asset	0.00	0.00	0.00	0.00	0.00	0.00	40,641.27	40,641.27	40,641.27	40,641.27	40,641.27	0.00
Prepaid Insurance			16,144.00	14,798.67	13,453.34	12,108.01	18,223.76	15,978.68	13,733.60	11,488.52	9,243.44	6,998.36
Uncategorized Asset	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	25.01	25.01	0.00
Undeposited Funds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Other Current Assets	**0.00**	**0.00**	**16,144.00**	**14,798.67**	**13,453.34**	**12,108.01**	**58,865.03**	**56,619.95**	**54,374.87**	**52,154.80**	**49,909.72**	**6,998.36**
Total for Current Assets	**1,588,457.29**	**1,270,372.86**	**1,080,008.54**	**786,433.78**	**806,366.48**	**628,727.84**	**317,786.52**	**2,030,155.53**	**1,484,825.69**	**1,846,132.73**	**1,555,567.10**	**1,166,425.69**
Fixed Assets												
Container	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00	32,202.00
Accumulated Depreciation - Container	-7,858.82	-8,242.18	-8,625.54	-9,008.90	-9,392.26	-9,775.62	-10,158.98	-10,542.34	-10,925.70	-11,309.06	-11,692.42	-12,075.78
Total for Container	**24,343.18**	**23,959.82**	**23,576.46**	**23,193.10**	**22,809.74**	**22,426.38**	**22,043.02**	**21,659.66**	**21,276.30**	**20,892.94**	**20,509.58**	**20,126.22**
Leasehold Improvements	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81	45,064.81
Accumulated Depreciation - LHI	-40,313.30	-40,947.90	-41,582.50	-42,217.10	-42,851.70	-43,486.30	-44,120.90	-44,755.50	-45,064.81	-45,064.81	-45,064.81	-45,064.81
Total for Leasehold Improvements	**4,751.51**	**4,116.91**	**3,482.31**	**2,847.71**	**2,213.11**	**1,578.51**	**943.91**	**309.31**	**0.00**	**0.00**	**0.00**	**0.00**
Machinery & Equipment	112,949.74	112,949.74	112,949.74	112,949.74	112,949.74	122,949.74	131,949.74	131,949.74	131,949.74	131,949.74	131,949.74	131,949.74
Accumulated Depreciation - Machinery & Equipment	-14,896.62	-17,026.88	-19,407.14	-21,787.40	-24,167.66	-26,547.92	-29,205.95	-31,863.98	-34,522.01	-37,180.04	-39,838.07	-42,496.10
Total for Machinery & Equipment	**98,053.12**	**95,922.86**	**93,542.60**	**91,162.34**	**88,782.08**	**96,401.82**	**102,743.79**	**100,085.76**	**97,427.73**	**94,769.70**	**92,111.67**	**89,453.64**
Total for Fixed Assets	**127,147.81**	**123,999.59**	**120,601.37**	**117,203.15**	**113,804.93**	**120,406.71**	**125,730.72**	**122,054.73**	**118,704.03**	**115,662.64**	**112,621.25**	**109,579.86**
Other Assets												
Collateral									0.00	0.00	0.00	0.00
Restricted Cash												
SVB Collateral MMA									81,139.50	81,139.50	81,139.50	81,139.50
Total for Restricted Cash									**81,139.50**	**81,139.50**	**81,139.50**	**81,139.50**
Total for Other Assets									**81,139.50**	**81,139.50**	**81,139.50**	**81,139.50**
Total for Assets	**1,715,605.10**	**1,394,372.45**	**1,200,609.91**	**903,636.93**	**920,171.41**	**749,134.55**	**443,517.24**	**2,152,210.26**	**1,684,669.22**	**2,042,934.87**	**1,749,327.85**	**1,357,145.05**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	91,206.40	73,163.08	98,147.95	67,949.84	50,376.76	86,700.99	173,733.74	217,254.23	180,676.14	83,998.88	84,536.37	47,605.70
Total for Accounts Payable	**91,206.40**	**73,163.08**	**98,147.95**	**67,949.84**	**50,376.76**	**86,700.99**	**173,733.74**	**217,254.23**	**180,676.14**	**83,998.88**	**84,536.37**	**47,605.70**
Credit Cards												
AMEX Credit card (1005)	72,957.69	95,940.29	64,419.66	112,867.27	118,052.98	87,818.31	6,291.83	466.29	0.83	0.00	0.00	0.00
Bank of America CC (4713)	960.00	0.00	12.21	0.00	-12.21	-0.22	-0.22	-0.22	-0.22	-0.22	-0.22	-0.00
Bank of America Credit Card	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	48.40
Bank of America CC (4854)	36.88	95.88	274.87	370.68	441.54	500.54	559.54	559.54	559.54	559.54	559.54	0.00
Bank of America CC (6886)	0.00	-95.88	-95.88	-274.87	-453.86	-453.86	-559.54	-812.78	-812.78	-812.78	-812.78	0.00
Total for Bank of America Credit Card	**36.88**	**0.00**	**178.99**	**95.81**	**-12.32**	**46.68**	**0.00**	**-253.24**	**-253.24**	**-253.24**	**-253.24**	**48.40**
Home Depot Credit Card	643.12	3,136.79	1,859.42	1,016.14	795.29	442.42	129.69	2,135.93	1,068.46	143.75	0.00	0.00
Home Depot ProX Credit Card										206.87	40.46	432.17
Mercury IO Credit card	0.00	250.00	0.00	23.31	0.00	0.00	2,032.90	2,386.97	310.72	1,511.20	65.98	45.47
Total for Credit Cards	**74,597.69**	**99,327.08**	**66,470.28**	**114,002.53**	**118,823.74**	**88,307.19**	**8,454.20**	**4,735.73**	**1,126.55**	**1,608.36**	**-147.02**	**526.04**
Other Current Liabilities												
401k Payable	3,858.53	3,777.91	3,941.14	0.00	0.00	0.00	3,624.56	3,944.77	0.00	0.00	0.00	3,476.84
Accrued Expenses	3,728.23	3,728.23	3,728.23	3,728.23	3,728.23	3,728.23	17,465.78	17,465.78	17,465.78	17,465.78	17,465.78	0.00
Accrued Interest							1,770.09	1,770.09	1,770.09	1,770.09	1,770.09	54.56
Deferred Revenue	0.00	0.00	161,033.33	156,866.66	427,699.99	423,533.32	345,015.45	260,638.38	218,990.51	183,573.84	148,157.17	101,069.30
HSA Payable	172.91	172.91	172.91	0.00	0.00	0.00	0.00	0.00	531.15	0.00	0.00	0.00
Short-Term Financing												
2024 Installment Loan							0.00	0.00	0.00	0.00	0.00	0.00
2025 Installment Loan			12,315.13	11,277.93	9,156.10	8,070.98	6,969.40	5,851.11	4,715.86	3,563.39	3,563.39	2,393.44
Total for Short-Term Financing			**12,315.13**	**11,277.93**	**9,156.10**	**8,070.98**	**6,969.40**	**5,851.11**	**4,715.86**	**3,563.39**	**3,563.39**	**2,393.44**
Total for Other Current Liabilities	**7,759.67**	**7,679.05**	**181,190.74**	**171,872.82**	**440,584.32**	**435,332.53**	**374,845.28**	**289,670.13**	**243,473.39**	**206,373.10**	**170,956.43**	**106,994.14**
Total for Current Liabilities	**173,563.76**	**180,169.21**	**345,808.97**	**353,825.19**	**609,784.82**	**610,340.71**	**557,033.22**	**511,660.09**	**425,276.08**	**291,980.34**	**255,345.78**	**155,125.88**
Long-term Liabilities												
Promissory Note - Marco Rodriguez (deleted)	-10,449.82	-10,449.82	-10,449.82	-10,449.82	-10,449.82	-10,449.82	0.00	0.00	0.00	0.00	0.00	0.00
American Express Loan	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
The Jones Lang LaSalle Foundation	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00
Total for Long-term Liabilities	**489,550.18**	**489,550.18**	**489,550.18**	**489,550.18**	**489,550.18**	**489,550.18**	**500,000.00**	**500,000.00**	**500,000.00**	**500,000.00**	**500,000.00**	**500,000.00**
Total for Liabilities	**663,113.94**	**669,719.39**	**835,359.15**	**843,375.37**	**1,099,335.00**	**1,099,890.89**	**1,057,033.22**	**1,011,660.09**	**925,276.08**	**791,980.34**	**755,345.78**	**655,125.88**
Equity												
Future Stock Issuance Obligation					0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Closed Loop Ventures, LLP	999,998.50	999,998.50	999,998.50	999,998.50	999,998.50	999,998.50	999,998.50	1,999,997.98	1,999,997.98	1,999,997.98	1,999,997.98	1,999,997.98
Sara D Murray	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	99,999.79	99,999.79	99,999.79	99,999.79	99,999.79
Traunche II Investment -	449,999.15	449,999.15	449,999.15	449,999.15	449,999.15	449,999.15	449,999.15	449,999.15	449,999.15	1,299,998.02	1,299,998.02	1,299,998.02

Mycocycle, Inc.

Balance Sheet

As of Dec 31, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025
INVENT Fund												
US Venture	1,099,999.30	1,099,999.30	1,099,999.30	1,099,999.30	1,099,999.30	1,099,999.30	1,099,999.30	2,199,998.35	2,199,998.35	2,199,998.35	2,199,998.35	2,199,998.35
Alumni Ventures Group, LLC	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00	65,000.00
Anat Group Limited	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00
Andrzej Koziarski	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Anthropocene Ventures	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00	500,000.00
CGF2021 LLC	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34	58,000.34
Chicago Early Growth Ventures	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00	27,500.00
Climate Collective LP	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20	187,420.20
Cool Climate Collective LP	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00	75,000.00
Dorothy Lichtenstein	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00
Erin Maclean Culley Trust	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
Garry Cooper	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
GCH Investments LP	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81	99,999.81
Gener8tor Fund VII, LLC	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00
Helland Investment	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00	23,260.00
Illinois Department of Commerce & Economic Opportunity	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74	449,999.74
Jonathan H Azoff	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Josephine Collective LLC	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00
Lofty Ventures LLC	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Naomi Sachs Trust	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00
Regenerative Investment	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00
Service Provider Capital	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
Telescopic Ventures Fund	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
TELUS Corporation	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29	999,998.29
Tony Wilkins	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00	25,000.00
Total for Future Stock Issuance Obligation	**5,951,175.33**	**5,951,175.33**	**5,951,175.33**	**5,951,175.33**	**5,951,175.33**	**5,951,175.33**	**5,951,175.33**	**8,101,173.65**	**8,101,173.65**	**8,951,172.52**	**8,951,172.52**	**8,951,172.52**
Opening Balance Equity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reg CF - Excess of Par	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00	507,773.00
Reg CF - Amortized Funding Costs	-28,481.76	-28,481.76	-28,481.76	-28,481.76	-28,481.76	-28,481.76	-53,763.21	-53,763.21	-53,763.21	-53,763.21	-53,763.21	-53,763.21
Total for Reg CF - Excess of Par	**479,291.24**	**479,291.24**	**479,291.24**	**479,291.24**	**479,291.24**	**479,291.24**	**454,009.79**	**454,009.79**	**454,009.79**	**454,009.79**	**454,009.79**	**454,009.79**
Common Stock												
Owner Stock	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00
Total for Common Stock	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**	**400.00**
Retained Earnings	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88	-5,027,978.88
Net Income	-350,396.53	-678,234.63	-1,037,636.93	-1,342,626.13	-1,582,051.28	-1,753,644.03	-1,991,122.22	-2,387,054.39	-2,768,211.42	-3,126,648.90	-3,383,621.36	-3,675,584.26
Total for Equity	**1,052,491.16**	**724,653.06**	**365,250.76**	**60,261.56**	**-179,163.59**	**-350,756.34**	**-613,515.98**	**1,140,550.17**	**759,393.14**	**1,250,954.53**	**993,982.07**	**702,019.17**
Total for Liabilities and Equity	**1,715,605.10**	**1,394,372.45**	**1,200,609.91**	**903,636.93**	**920,171.41**	**749,134.55**	**443,517.24**	**2,152,210.26**	**1,684,669.22**	**2,042,934.87**	**1,749,327.85**	**1,357,145.05**

Mycocycle, Inc.

Profit and Loss

January-December, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025	TOTAL
Income													
MycoFill Revenue							12,701.57					-12,701.57	0.00
MYCOntainer					0.00								0.00
Remediation Focused Services	1,000.00	1,000.00	6,166.67	12,916.67	56,166.67	79,166.67	126,473.05	86,873.67	41,647.87	35,416.67	37,704.59	14,632.69	499,165.22
Total for Income	**1,000.00**	**1,000.00**	**6,166.67**	**12,916.67**	**56,166.67**	**79,166.67**	**139,174.62**	**86,873.67**	**41,647.87**	**35,416.67**	**37,704.59**	**1,931.12**	**$499,165.22**
Cost of Goods Sold													
Cost of Goods Sold													
Cost of Goods Sold - Labor							-68,851.93					68,851.93	0.00
MycoFill	12,552.48	13,265.19	31,300.00	15,025.00	15,725.00	13,725.00	22,983.71	13,490.00	13,840.00	20,484.91	17,773.00	4,597.00	194,761.29
R&D	25,000.00							25,000.00	22,890.00	25,000.00			97,890.00
Remediation Services	30,602.25	19,480.81	35,261.30	45,463.95	31,932.95	10,047.49	41,466.07	22,725.50	31,672.57	31,960.30	32,773.80	-124.95	333,262.04
Total for Cost of Goods Sold	**68,154.73**	**32,746.00**	**66,561.30**	**60,488.95**	**47,657.95**	**23,772.49**	**-4,402.15**	**61,215.50**	**68,402.57**	**77,445.21**	**50,546.80**	**73,323.98**	**$625,913.33**
Total for Cost of Goods Sold	**68,154.73**	**32,746.00**	**66,561.30**	**60,488.95**	**47,657.95**	**23,772.49**	**-4,402.15**	**61,215.50**	**68,402.57**	**77,445.21**	**50,546.80**	**73,323.98**	**$625,913.33**
Gross Profit	**-67,154.73**	**-31,746.00**	**-60,394.63**	**-47,572.28**	**8,508.72**	**55,394.18**	**143,576.77**	**25,658.17**	**-26,754.70**	**-42,028.54**	**-12,842.21**	**-71,392.86**	**-$126,748.11**
Expenses													
General & Administrative													
Accounting	1,600.00							6,223.00	4,191.00	508.00	2,667.00	-1,600.00	13,589.00
Advertising & Promotion	655.00					1,220.84	-627.13			149.00	175.00		$1,572.71
Client Entertainment					526.75					277.28	67.33	33.93	905.29
Events, Conferences & Trade Shows		750.00		1,020.68	5,240.00								7,010.68
Marketing & Sales Expenses			119.99	800.00									919.99
Total for Advertising & Promotion	**655.00**	**750.00**	**119.99**	**1,820.68**	**5,766.75**	**1,220.84**	**-627.13**			**426.28**	**242.33**	**33.93**	**$10,408.67**
Bank Charges & Fees	-237.06	2,599.00	-563.37	1,735.51	1.99	9.99	40.95	98.45	2,182.74	195.68	16.99	-18.95	$6,061.92
Fund Raising Fees									0.00				0.00
Start Engine Fees		250.00	250.00	250.00	250.00	250.00	250.00	250.00		250.00	250.00	250.00	2,500.00
Total for Bank Charges & Fees	**-237.06**	**2,849.00**	**-313.37**	**1,985.51**	**251.99**	**259.99**	**290.95**	**348.45**	**2,182.74**	**445.68**	**266.99**	**231.05**	**$8,561.92**
Computer & Equipment						58.55			1,440.31	258.97			1,757.83
Computer & Internet Expenses	4,137.65	2,885.50	2,961.88	3,828.40	3,912.91	4,005.45	3,228.63	3,513.34	3,508.79	4,178.85	3,508.79	2,509.09	42,179.28
Dues & subscriptions	1,779.21	603.98	1,508.08	1,108.99	774.07	744.08	1,970.87	800.87	857.97	7,983.21	923.60	496.99	19,551.92
Insurance	3,553.90	1,749.29	1,341.00	6,515.33	8,699.87	1,345.33	4,819.24	3,371.22	2,245.08	2,245.08	2,245.08	-15,220.70	22,909.72
Interest	1,314.37	756.83	502.11	726.97	846.24	625.79	15,496.71	273.05	130.71	71.53		-1,661.48	19,082.83
Janitorial Expenses		660.91	660.91	660.91	660.91	660.91	1,321.82	660.91	660.91		660.91	0.00	6,609.10
Legal	25,114.54	15,008.66	8,318.00	2,314.00	3,783.50	6,731.78	30,793.77	163,143.77	90,830.47	13,348.61	6,180.25	22,189.76	387,757.11
Office Expenses	1,068.51	9,484.21	333.11	1,632.69	567.24	767.75	-7,424.92	1,406.82	643.75	609.64			9,088.80
Office Space & Rent	-16,263.85	15,005.25	14,523.25	14,973.25	14,523.25	14,523.25	13,523.25	16,523.25	14,655.25	14,305.25	13,823.25	14,026.48	144,141.13
Other Business Expenses	-239.20		482.00	482.00	482.00	485.79	682.00	2,831.56		151.79	609.90	853.79	6,821.63
Postage and Delivery	4,378.90	3,778.64	534.25	629.12	248.69	191.50	173.84	136.85	58.87	423.24	7.91	20.95	10,582.76
Professional Fees	800.00	550.00							6,750.00	750.00			8,850.00
Taxes & Licenses	519.89		2,520.73		65.00		1,128.00		315.11			90.00	4,638.73
Utilities													
Electricity	2,959.47	2,715.99	2,718.36	1,424.26	4,055.32	3,569.14	4,911.39	4,332.21	1,407.64	4,258.88	3,232.72	-2,339.37	33,246.01
Gas	621.48	880.86	839.11	533.20	778.22	451.98	324.66	327.36	327.44	328.39	378.56	340.69	6,131.95
Internet	510.86	227.02	524.81	297.79	524.70	751.72	524.70	525.34	947.84	587.83	230.28	617.03	6,269.92
Waste	1,730.00	1,190.00	5,360.00	6,205.00	587.88	963.20	1,139.68	1,750.34	3,079.92	2,835.94	1,450.23	3,584.15	29,876.34
Total for Utilities	**5,821.81**	**5,013.87**	**9,442.28**	**8,460.25**	**5,946.12**	**5,736.04**	**6,900.43**	**6,935.25**	**5,762.84**	**8,011.04**	**5,291.79**	**2,202.50**	**$75,524.22**
Total for General & Administrative	**34,003.67**	**59,096.14**	**42,934.22**	**45,138.10**	**46,528.54**	**37,357.05**	**72,277.46**	**206,168.34**	**134,233.80**	**53,717.17**	**36,427.80**	**24,172.36**	**$792,054.65**
IT Support							0.00	0.00	0.00				0.00
Payroll Expenses													
Consultant Fee	25,001.64	54,710.74	45,606.06	39,750.00	10,229.96	7,000.00	4,500.00	0.00	0.00	5,000.00	5,000.00	9,200.00	205,998.40
Continuing Education								220.00	184.03				404.03
Contract Labor	5,883.30	3,200.00	7,423.10	1,383.13	6,365.35	3,200.00	3,353.78	6,397.05	6,980.10	10,727.93		4,800.00	59,713.74
Employee Reimbursements	5,135.52	3,634.78	5,961.91	2,277.43	2,166.70	1,386.01	2,289.18	27,826.76	3,221.46	8,093.79	283.83	1,865.33	64,142.70
Employee Wages	156,301.02	108,721.73	109,104.32	102,225.71	101,743.35	102,062.93	160,066.08	118,838.47	113,356.36	123,886.67	122,036.98	190,854.73	1,509,198.35
Employer Taxes	14,272.39	8,519.84	8,447.77	7,596.93	7,628.12	7,684.04	12,106.14	8,998.28	8,533.41	9,294.58	9,092.85	15,502.15	117,676.50
Meals & Entertainment	1,373.06	2,966.74	388.94	322.03	773.65	1,210.48	403.29	1,315.94	517.00	1,559.17		257.40	11,087.70
Payroll Expenses - Insurance Benefits	4,817.43	9,903.62	10,982.12	-1,594.95	3,697.12	5,247.93	4,875.41	4,768.73	6,486.09	8,023.27	6,900.20	7,373.64	71,480.61
Payroll Processing Fees	564.50	1,117.45	803.85	564.50	564.50	550.50	550.45	602.50	565.00	651.00	772.50	592.50	7,899.25
Professional Development	809.99				277.55	102.69							1,190.23
Recruiting Expenses	423.52			438.69					18,700.00	19,697.79			39,260.00
Temporary Staffing Expenses	14,420.06	15,762.74	23,749.89	18,102.48	20,497.64	24,997.52	30,133.90	20,846.51	27,122.42	33,806.70	28,049.56	12,973.24	270,462.66
Total for Payroll Expenses	**229,002.43**	**208,537.64**	**212,467.96**	**171,065.95**	**153,943.94**	**153,442.10**	**218,278.23**	**189,814.24**	**185,665.87**	**220,740.90**	**172,135.92**	**243,418.99**	**$2,358,514.17**
Purchases						0.00	0.00			0.00	0.00		0.00
Reg CF - Accretion Expense							-25,281.45						-25,281.45
Research & Development	3,861.00		306.48	3,537.69									7,705.17
Travel													
Airfare	2,761.86	8.00	8,310.93	788.46	2,319.89	870.16	709.97	1,314.54	293.37	1,137.55	391.00		18,905.73
Fuel		35.23			31.51	36.13	8.00	20.53	3.36			74.94	209.70
Hotels	3,267.59	1,417.78	2,878.43	4,496.18	3,275.27	1,452.09	1,965.33	696.18	657.86	192.74		494.06	20,793.51
Parking	210.00		65.57		192.00	32.18	133.47	49.00	47.00	0.00		140.00	869.22
Tolls		23.49	10.95	10.95	10.95	21.90			21.90				100.14
Transportation	319.12	913.15	1,222.89	2,411.82	2,016.85	1,338.01	207.17	468.68	443.87	444.81		979.53	10,765.90
Travel Meal Expenses		61.28	1,066.33	1,173.93	1,425.85	157.26	206.35	513.90	194.05	136.77	45.61	90.74	5,072.07
Travel Misc Expenses	17.65		146.52	81.79	99.58	25.88	16.00	41.00	11.99	81.20	45.44	8.00	575.05
Total for Travel	**6,576.22**	**2,458.93**	**13,701.62**	**8,963.13**	**9,371.90**	**3,933.61**	**3,246.29**	**3,103.83**	**1,673.40**	**1,993.07**	**482.05**	**1,787.27**	**$57,291.32**
Warehouse Operations													
Equipment	12,575.74	2,318.81	6,052.36	3,529.17	8,924.31	9,519.53	13,643.02	-1,448.51	8,250.58	14,456.66	4,093.59	4,367.94	86,283.20
Equipment Rental	11,769.52	10,031.36	11,253.32	9,962.77	9,962.77	9,962.77	9,962.77	11,178.71	11,662.55	10,091.19	10,091.19	10,673.19	126,602.11
R&D Testing	4,983.00			998.00	91.21	2,244.00		0.00	0.00		1,800.00		10,116.21
Repairs & Maintenance	274.50	3,497.80	1,255.54	981.20	1,890.59	0.00	1,304.60	2,541.65	3,227.35	1,950.12	11,094.00	4,512.10	32,529.45
Supplies	11,425.14	9,902.18	10,080.43	11,264.48	14,854.00	7,584.74	84,613.99	8,114.53	8,120.08	13,429.91	8,221.11	-69,018.77	118,591.82

Mycocycle, Inc.

Profit and Loss

January-December, 2025

	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025	TOTAL
Total for Warehouse Operations	**41,027.90**	**25,750.15**	**28,641.65**	**26,735.62**	**35,722.88**	**29,311.04**	**109,524.38**	**20,386.38**	**31,260.56**	**39,927.88**	**35,299.89**	**-49,465.54**	**$374,122.79**
Total for Expenses	**314,471.22**	**295,842.86**	**298,051.93**	**255,440.49**	**245,567.26**	**224,043.80**	**378,044.91**	**419,472.79**	**352,833.63**	**316,379.02**	**244,345.66**	**219,913.08**	**$3,564,406.65**
Net Operating Income	**-381,625.95**	**-327,588.86**	**-358,446.56**	**-303,012.77**	**-237,058.54**	**-168,649.62**	**-234,468.14**	**-393,814.62**	**-379,588.33**	**-358,407.56**	**-257,187.87**	**-291,305.94**	**-$3,691,154.76**
Other Income													
Interest Income	3,426.16	2,898.98	2,442.48	1,421.79	1,031.61	455.09	665.93	1,558.44	1,536.00	3,011.11	3,256.80	2,384.43	24,088.82
Other Income									246.00				246.00
Total for Other Income	**3,426.16**	**2,898.98**	**2,442.48**	**1,421.79**	**1,031.61**	**455.09**	**665.93**	**1,558.44**	**1,782.00**	**3,011.11**	**3,256.80**	**2,384.43**	**$24,334.82**
Other Expenses													
Depreciation	-27,803.26	3,148.22	3,398.22	3,398.22	3,398.22	3,398.22	3,675.98	3,675.99	3,350.70	3,041.39	3,041.39	3,041.39	8,764.68
Reconciliation Discrepancies										-0.36			-0.36
Total for Other Expenses	**-27,803.26**	**3,148.22**	**3,398.22**	**3,398.22**	**3,398.22**	**3,398.22**	**3,675.98**	**3,675.99**	**3,350.70**	**3,041.03**	**3,041.39**	**3,041.39**	**$8,764.32**
Net Other Income	**31,229.42**	**-249.24**	**-955.74**	**-1,976.43**	**-2,366.61**	**-2,943.13**	**-3,010.05**	**-2,117.55**	**-1,568.70**	**-29.92**	**215.41**	**-656.96**	**$15,570.50**
Net Income	**-350,396.53**	**-327,838.10**	**-359,402.30**	**-304,989.20**	**-239,425.15**	**-171,592.75**	**-237,478.19**	**-395,932.17**	**-381,157.03**	**-358,437.48**	**-256,972.46**	**-291,962.90**	**-$3,675,584.26**

Mycocycle, Inc.

Statement of Cash Flows

January 1-December 31, 2025

FULL NAME	JAN 2025	FEB 2025	MAR 2025	APR 2025	MAY 2025	JUN 2025	JUL 2025	AUG 2025	SEP 2025	OCT 2025	NOV 2025	DEC 2025	TOTAL
OPERATING ACTIVITIES													
Net Income	-350,396.53	-327,838.10	-359,402.30	-304,989.20	-239,425.15	-171,592.75	-237,478.19	-395,932.17	-381,157.03	-358,437.48	-256,972.46	-291,962.90	-3,675,584.26
Adjustments to reconcile Net Income to Net Cash provided by operations:													
401k Payable	3,858.53	-80.62	163.23	-3,941.14	0.00	0.00	3,624.56	320.21	-3,944.77	0.00	0.00	3,476.84	3,476.84
Accounts Payable	9,456.90	-18,043.32	24,984.87	-30,198.11	-17,573.08	36,324.23	87,032.75	43,520.49	-36,578.09	-96,677.26	537.49	-36,930.67	-34,143.80
Accounts Receivable (A/R)	49,020.00	26,313.32	-109,600.00	-7,720.00	62,470.00	3,750.00	-8,480.00	-1,496.60		2,496.60	-2,287.92	-5,000.00	9,465.40
Accrued Expenses							13,737.55					-17,465.78	-3,728.23
Accrued Interest							1,770.09					-1,715.53	54.56
AMEX Credit card (1005)	22,368.73	22,982.60	-31,520.63	48,447.61	5,185.71	-30,234.67	-81,526.48	-5,825.54	-465.46	-0.83	0.00		-50,588.96
Bank of America CC (4713)	948.01	-960.00	12.21	-12.21	-12.21	11.99						0.22	-11.99
Bank of America Credit Card	-59.00											48.40	-10.60
Bank of America Credit Card:Bank of America CC (4854)	36.88	59.00	178.99	95.81	70.86	59.00	59.00	0.00				-559.54	0.00
Bank of America Credit Card:Bank of America CC (6886)	0.00	-95.88		-178.99	-178.99		-105.68	-253.24				812.78	0.00
Container:Accumulated Depreciation - Container	7,858.82	383.36	383.36	383.36	383.36	383.36	383.36	383.36	383.36	383.36	383.36	383.36	12,075.78
Deferred Revenue	0.00	0.00	161,033.33	-4,166.67	270,833.33	-4,166.67	-78,517.87	-84,377.07	-41,647.87	-35,416.67	-35,416.67	-47,087.87	101,069.30
Home Depot Credit Card	-2,869.82	2,493.67	-1,277.37	-843.28	-220.85	-352.87	-312.73	2,006.24	-1,067.47	-924.71	-143.75		-3,512.94
Home Depot ProX Credit Card										206.87	-166.41	391.71	432.17
HSA Payable	172.91	0.00	0.00	-172.91	0.00	0.00	0.00	0.00	531.15	-531.15	0.00	0.00	0.00
Inventory Asset							-40,641.27					40,641.27	0.00
Leasehold Improvements:Accumulated Depreciation - LHI	40,313.30	634.60	634.60	634.60	634.60	634.60	634.60	634.60	309.31				45,064.81
Machinery & Equipment:Accumulated Depreciation - Machinery & Equipment	-75,975.38	2,130.26	2,380.26	2,380.26	2,380.26	2,380.26	2,658.03	2,658.03	2,658.03	2,658.03	2,658.03	2,658.03	-48,375.90
Mercury IO Credit card	0.00	250.00	-250.00	23.31	-23.31	0.00	2,032.90	354.07	-2,076.25	1,200.48	-1,445.22	-20.51	45.47
Prepaid Insurance			-16,144.00	1,345.33	1,345.33	1,345.33	-6,115.75	2,245.08	2,245.08	2,245.08	2,245.08	2,245.08	-6,998.36
Short-Term Financing:2024 Installment Loan							0.00						0.00
Short-Term Financing:2025 Installment Loan			12,315.13	-1,037.20	-2,121.83	-1,085.12	-1,101.58	-1,118.29	-1,135.25	-1,152.47		-1,169.95	2,393.44
Uncategorized Asset										-25.01		25.01	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,129.88**	**36,066.99**	**43,293.98**	**5,039.77**	**323,173.18**	**9,049.44**	**-104,868.52**	**-40,948.66**	**-80,788.23**	**-125,537.68**	**-33,636.01**	**-59,267.15**	**$26,706.99**
Net cash provided by operating activities	**-295,266.65**	**-291,771.11**	**-316,108.32**	**-299,949.43**	**83,748.03**	**-162,543.31**	**-342,346.71**	**-436,880.83**	**-461,945.26**	**-483,975.16**	**-290,608.47**	**-351,230.05**	**-$3,648,877.27**
INVESTING ACTIVITIES													
Collateral									0.00				0.00
Machinery & Equipment						-10,000.00	-9,000.00		0.00				-19,000.00
Restricted Cash:SVB Collateral MMA									-81,139.50	0.00	0.00		-81,139.50
Net cash provided by investing activities						**-10,000.00**	**-9,000.00**		**-81,139.50**	**0.00**	**0.00**		**-$100,139.50**
FINANCING ACTIVITIES													
Future Stock Issuance Obligation					0.00								0.00
Future Stock Issuance Obligation:Closed Loop Ventures, LLP		0.00						999,999.48					999,999.48
Future Stock Issuance Obligation:Sara D Murray								49,999.79					49,999.79
Future Stock Issuance Obligation:Traunche II Investment - INVENT Fund										849,998.87			849,998.87
Future Stock Issuance Obligation:US Venture								1,099,999.05					1,099,999.05
Opening Balance Equity									0.00		0.00		0.00
Promissory Note - Marco Rodriguez (deleted)							10,449.82						10,449.82
Reg CF - Excess of Par:Reg CF - Amortized Funding Costs							-25,281.45						-25,281.45
Net cash provided by financing activities		**0.00**			**0.00**		**-14,831.63**	**2,149,998.32**	**0.00**	**849,998.87**	**0.00**		**$2,985,165.56**
NET CASH INCREASE FOR PERIOD	**-295,266.65**	**-291,771.11**	**-316,108.32**	**-299,949.43**	**83,748.03**	**-172,543.31**	**-366,178.34**	**1,713,117.49**	**-543,084.76**	**366,023.71**	**-290,608.47**	**-351,230.05**	**-$763,851.21**

Mycocycle

Statement of Changes in Stock...

For the Years Ended Decem...

Description	Preferred Stock		SAFE Instruments
	Shares	Amount ($)	
			2024 ACTIV
Balance at December 31, 2023	**-**	**-**	**2,351,181**
Issuance of Series Seed Preferred Stock (cash raise)	1,306,596	1,499,998	-
Issuance of Series Seed-3 Preferred Stock (cash raise)	1,558,242	2,099,996	-
SSP1 & SSP2 shares committed on outstanding SAFEs (no cash impact)	3,035,126	-	-
Amortization of Regulation CF offering costs	-	-	-
Net loss for the year ended December 31, 2024	-	-	-
Balance at December 31, 2024	**5,899,964**	**3,599,994**	**2,351,181**
			2025 ACTIV
Balance at December 31, 2024	**5,899,964**	**3,599,994**	**2,351,181**
Issuance of Series Seed-4 Preferred Stock (cash raise)	2,402,708	2,999,997	-
Repurchase and cancellation of unvested Common Stock (separation agreement)	-	-	-
Regulation CF — additional offering costs (2025 campaign)	-	-	-
Net loss for the year ended December 31, 2025	-	-	-
Balance at December 31, 2025	**8,302,672**	**6,599,992**	**2,351,181**

Color key: Blue text = hardcoded inputs from 2024 and 2025 financial statements and cap table records. All opening balances confirme...
commitments with no balance sheet cash impact.

, Inc.

kholders' Equity (Deficit)

ber 31, 2024 and 2025

	Common Stock		Reg CF / Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount ($)			
/ITY					
	4,307,473	400	471,611	(2,398,357)	424,834
	-	-	-	-	1,499,998
	-	-	-	-	2,099,996
	-	-	-	-	-
	-	-	7,680	-	7,680
	-	-	-	(2,629,622)	(2,629,622)
	4,307,473	400	479,291	(5,027,979)	1,402,888
/ITY					
	4,307,473	400	479,291	(5,027,979)	1,402,888
	-	-	-	-	2,999,997
	(833,334)	-	-	-	-
	-	-	(25,281)	-	(25,281)
	-	-	-	(3,675,584)	(3,675,584)
	3,474,139	400	454,010	(8,703,563)	702,019

d from 2024 Balance Sheet (Jan 2024 column). SAFEs remain outstanding; SSP1/SSP2 shares shown reflect cap table

Mycocycle, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2024 and 2025

NOTE 1 – NATURE OF OPERATIONS

Mycocycle, Inc. was incorporated in 2020 as a Delaware C Corporation. The financial statements of Mycocycle, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bolingbrook, Illinois.

Mycocycle, Inc. is an environmental biotechnology company leveraging fungi to convert waste materials into reusable resources. The Company's solutions are designed to support the circular economy by reducing waste sent to landfills and providing sustainable alternatives for material reuse. The Company's primary revenue-generating activities include Remediation Focused Services and the development of MycoFill products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in accordance with U.S. GAAP. The financial statements for the year ended December 31, 2024 were previously prepared on a cash basis of accounting. Certain prior period amounts have been adjusted to conform to the accrual basis of presentation for comparative purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 –   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 –   Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 –   Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from Remediation Focused Services and MycoFill products when (a) persuasive evidence of an agreement exists; (b) the service has been performed or the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. For the years ended December 31, 2025 and 2024, total revenues were $499,165 and $619,943, respectively.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal and state income tax examinations by tax authorities for all periods within the applicable statute of limitations (generally three years). The Company currently is not under examination by any tax authority. The Company operated at a loss for both years ended December 31, 2025 and 2024, and accordingly no income tax provision has been recognized.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2025, the Company maintained balances in accounts at Mercury, Silicon Valley Bank, and Bank of America.

NOTE 3 – DEBT

As of December 31, 2025 and 2024, the Company had an outstanding promissory note with The Jones Lang LaSalle Foundation in the principal amount of $500,000. The note is non-interest-bearing. Repayment is due on the earliest of: (i) July 15, 2027; (ii) the date on which the Company's annual revenue exceeds $5,000,000; or (iii) the date on which the Company receives additional grants or investment exceeding $5,000,000 in the aggregate.

During 2025, the Company entered into a short-term premium financing arrangement for insurance premiums with a beginning balance of approximately $12,315. The balance was fully repaid during the fiscal year. This arrangement did not bear material interest and is not considered a long-term obligation.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases warehouse and laboratory equipment under operating leases with terms of approximately two years on a staggered, rolling renewal basis. The Company also leases its primary facility under a one-year renewable operating lease in Bolingbrook, Illinois. Total equipment rental expense for the years ended December 31, 2025 and 2024 was approximately $126,602 and $212,790, respectively.

Future minimum lease payments under non-cancellable equipment operating leases as of December 31, 2025 are estimated as follows:

2026:   Approximately $126,602

The Company's facility lease is renewed on an annual basis and does not constitute a long-term non-cancellable commitment.

The Company is not currently involved in, nor is it aware of, any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 17,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2025, the Company had issued 3,474,139 shares of Common Stock.

Preferred Stock

The Company is authorized to issue Preferred Stock across multiple series, with a par value of $0.0001 per share. Preferred Stock has been issued in the following series as of December 31, 2025:

• Series Seed Preferred Stock: 1,306,596 shares authorized and issued, aggregate proceeds of $1,499,998.

• Series Seed-1 Preferred Stock: 583,982 shares authorized and issued, issued upon conversion of outstanding SAFE instruments.

• Series Seed-2 Preferred Stock: 2,451,144 shares authorized and issued, issued upon conversion of outstanding SAFE instruments.

• Series Seed-3 Preferred Stock: 2,226,061 shares authorized, 1,558,242 shares issued, aggregate proceeds of $2,099,996.

• Series Seed-4 Preferred Stock: 3,203,613 shares authorized, 2,402,708 shares issued, aggregate proceeds of $2,999,997. These shares were issued during 2025.

As of December 31, 2025, the Company had 8,302,672 shares of Preferred Stock issued and outstanding.

Regulation Crowdfunding

The Company has raised an aggregate of $507,773 through its Regulation CF crowdfunding campaign reflected as equity, net of offering costs of $53,763, for a net balance of $454,010 as of December 31, 2025.

SAFE Instruments

As of December 31, 2025 and 2024, the Company had outstanding Simple Agreement for Future Equity ("SAFE") instruments totaling $2,351,180, classified within equity. These instruments are convertible into shares of the Company's equity upon a qualified financing event at terms defined in the respective agreements.

Equity Incentive Plans

The Company maintains two equity incentive plans. Under the 2021 Equity Incentive Plan, 1,000,000 shares are authorized, with 340,898 options issued and outstanding as of December 31, 2025. Under the 2024 Equity Incentive Plan, 2,036,665 shares are authorized, with 1,457,572 options issued and outstanding and 1,238,195 shares remaining available for future issuance as of December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no material related party transactions requiring disclosure during the years ended December 31, 2025 or 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through June 5, 2026, the date these financial statements were available to be issued.

Subsequent to year-end, the Company is in the process of closing a preferred stock financing round of approximately $1,000,000 to $2,000,000, which is expected to close on or about June 25, 2026.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _Colin Litow_ (Print Name), the _CEO_(Principal Executive Officers) of _Mycocycle, Inc._(Company Name), hereby certify that the financial statements of _Mycycocyle, Inc. (Company Name) and notes thereto for the periods ending _December 31st, 2024_ (first Fiscal Year End of Review) and __December 31st, 2024_(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Mycocycle, Inc. has not yet filed its federal tax return for 2025.

> *If the company has not filed tax returns please* replace above sentence with options below and then include the information for the previous year if applicable:
>
> [Company] has not yet filed its federal tax return for [year]."
>
> *If the company is a brand new company please replace above sentence with:*
>
> "[Company] was not in existence for the previous tax year."
>
> *If neither of these apply, please delete these additional instructions*

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _06/08/2026_ (Date of Execution).

_*Colin Litow*_____ (Signature)

__CEO_____ (Title)

___06/08/2026_____ (Date)